

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 15, 2017

Fumihiro Kozato
President and Chief Executive Officer
Techpoint, Inc.
2550 N. First Street, #400
San Jose, CA 95131

> **Re:** **Techpoint, Inc.**
> **Amendment Nos. 1 and 2 to Registration Statement on Form S-1**
> **Filed August 31 and September 12, 2017**
> **File No. 333-219992**

Dear Mr. Kozato:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2017 letter.

Capitalization, page 39

1.   Your pro forma as adjusted capitalization as of June 30, 2017 reflects the estimated net proceeds from the sale of 1,520,000 JDSs. You disclosure on page 37 that the expected net offering proceeds are approximately $5.8 million. Please explain to us why your cash and cash equivalents on a pro forma as adjusted basis increased by $8.4 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation, page 57

2.   Please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range, as indicated in your response to comment 13 in our letter dated June 9, 2016.

        You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: James Masetti, Esq.
        Pillsbury Winthrop Shaw Pittman LLP